Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Joe Laxague				Facsimile: 702-944-7100
Email: bclark@caneclark.com

December 21, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 4561
100 F. Street N.E.
Washington, D.C. 20549

Attention: Jorge L. Bonilla, Senior Staff Accountant

Re:  California News Tech
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 000-50762

____________________________________________________________________

We write on behalf of California News Tech (the “Company”) in response to Staff’s letter of November 20, 2006 by Jorge L. Bonilla, Senior Staff Accountant of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K for Fiscal Year ended December 31, 2005 (the “Comment Letter”). On behalf of the Company, we are providing this response. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

1.
We note your response to our prior comment and your statement that certain modules of the product were still under development as of the end of FY 2005. Please reconcile this statement with your disclosure in note1 which states that “ During 2005 the Company completed development of its website and began to generate subscription based fees”, the disclosure on page 6 that you have released certain products, and your statement in your previous response letter that annual subscriptions were first sold in June 2005. We are unclear why no amortization was recorded during 2005 as it appears that the software was ready for its intended use in accordance with paragraph 38 of SOP 98-1.

RESPONSE TO COMMENT 1. The Company discloses, on a supplemental basis, that the website is not the product; in this case, it is a minor, but necessary, part of the software. The fact that some fee based revenue had been received does not mean that the product was complete and ready for its intended market. We regard the sales as made to “early adopters” and not, as a general release, to our intended market.

At the end of 2005, certain modules of the product were still under development so as to prepare the product for its intended use, as stated in our marketing plan.

We believe that the Company’s original filing was complete and included sufficient disclosures and information for all investors to make informed decisions. In connection with responding to your comments, the Company acknowledges that

--the Company is responsible for the adequacy of the disclosures in the filings;

--staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

--the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment letter, please feel free to contact us at 702-312-6255. Thank you.

Sincerely,

/s/ CANE CLARK LLP
       CANE CLARK LLP